EXHIBIT 12.1

Omeros Corporation

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the three months ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
	(in thousands, except share data)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(10,489)	$(38,444)	$(28,546)	$(29,251)	$(21,089)	$(23,827)
Add fixed charges	1,369	2,305	2,144	2,104	2,596	834
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—

Loss before fixed charges	$(9,120)	$(36,139)	$(26,402)	$(27,147)	$(18,493)	$(22,993)

Fixed Charges:
Interest expense	$467	$1,355	$1,532	$1,328	$1,948	$280
Amortization of debt expense and loss from extinguishment of debt	120	374	352	503	254	55
Estimate of interest expense within rental expense	782	576	260	273	394	499
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$1,369	$2,305	$2,144	$2,104	$2,596	$834

Deficiency of earnings available to cover fixed charges	(10,489)	(38,444)	(28,546)	(29,251)	(21,089)	(23,827)